FRANK J. HARITON ATTORNEY - AT - LAW

1065 Dobbs Ferry Road White Plains New York 10607 (Tel) (914) 674-4373 (Fax) (914) 693-2963 (e-mail) hariton@sprynet.com

October 6, 2016

Ms. Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Endonovo Therapeutics, Inc.
Amendment Number 1 to Registration Statement on Form S-1
File Number 333-213365

Dear Ms. Hayes:

We are filing amendment number 1 to the above captioned registration statement. This amendment principally involves an updating of the material previously filed and changes to the registration statement in response to the staff’s comment letter dated September 22, 2016. The numbered paragraphs below correspond to the numbered paragraphs in the staff’s comment letter and set forth our response thereto:

1.	We have filed an Amended and Restated Stock Purchase Agreement for the Notes which removes all ambiguity and makes clear that the contra party must purchase the last $400,000 of the notes on effectiveness of this registration statement.

2.	All missing exhibits are filed with this amendment.

Please feel free to contact me with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton